Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Completes Acquisition of General Electric Capital Corporation’s Transportation Finance Business

•	Acquisition is aligned with BMO’s strategy, builds on BMO’s core strength in commercial banking and is accretive to earnings

CHICAGO and TORONTO, December 1, 2015 – BMO Financial Group (TSX: BMO) (NYSE: BMO), and its wholly-owned Chicago-based subsidiary BMO Harris Bank N.A. (together, “BMO”), today announced the completion of the acquisition of General Electric Capital Corporation’s Transportation Finance business. The acquisition enhances BMO’s commercial banking franchise with the addition of North America’s largest financier to the truck and trailer segment.

“We’re welcoming the premier Transportation Finance business in the industry into BMO Financial Group,” said David Casper, President and CEO, BMO Harris Bank. “The trucking industry is vital to the North American economy, and we intend to grow the business, building on the team’s 40-year track record of providing industry expertise to its customers.”

Based in Irving, TX, the newly named BMO Transportation Finance business services the entire supply chain, from industry-leading original equipment manufacturers and dealers to a diverse set of end-users. It operates out of 11 locations in the United States and four in Canada, with more than 600 employees. On closing, the business had net earning assets of approximately $11.9 billion (US$8.9 billion).

BMO Transportation Finance will continue to operate under the leadership of Dan Clark – who has been appointed Head, BMO Transportation Finance – and his management team.

“Customers have already told us that they are looking forward to having access to BMO’s full array of commercial services,” said Mr. Clark. “We look forward to continuing to provide them with the same level of exceptional customer service they have come to expect.”

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of approximately $642 billion as of October 31, 2015, and close to 47,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to plans for, and the expected financial impact of, the acquired transportation finance business and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the anticipated benefits from the acquired transportation finance business, such as it being accretive to earnings and growing our commercial customer base, are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the acquired transportation finance business currently operates; the ability to promptly and effectively integrate the acquired transportation finance business; and those other factors set out on page 30 of BMO’s 2015 Management’s Discussion and Analysis (MD&A). We caution that the foregoing list is not exhaustive of all possible factors. These factors should be considered in addition to other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Assumptions about current and expected capital requirements, the acquired transportation finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in our estimate of the acquired transportation finance business being accretive to BMO’s earnings in 2016.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Media Contacts:

Patrick O’Herlihy, Chicago, patrick.o’herlihy@bmo.com, (312) 461-6970

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Investor Relations Contacts:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956